

Mail Stop 3561

July 20, 2018

Thomas McFall
Chief Financial Officer
O Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

> **Re: O Reilly Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Form 8-K filed April 25, 2018**
> **File No. 0-21318**

Dear Mr. McFall:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1. Reference is made to your disclosure that defines comparable store sales. In future filings, please definitely state whether or not online sales are included in this measure.

Form 8-K filed April 25, 2018

Exhibit 99.1

2. Reference is made to your disclosure of expected fiscal 2018 free cash flow. In future earnings releases filed under Item 2.02 of Form 8-K, please present the most directly comparable financial measure calculated and presented in accordance with GAAP; and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure and the most comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products